Exhibit 99.3

Dogness Reports Financial Results for the Six Months Ended December 31, 2023

PLANO, Texas, April 18, 2024 /PRNewswire/ — Dogness (International) Corporation (“Dogness” or the “Company”) (NASDAQ: DOGZ), a developer and manufacturer of a comprehensive line of Dogness-branded, OEM and private label pet products, today announced its financial results for the six months ended December 31, 2023.

Silong Chen, Chairman and Chief Executive Officer of Dogness, commented, “We continue to face challenges due to intense competition in the domestic market and the ongoing trade dispute between China and the United States, which are impacting and will likely continue impacting our domestic and export sales in the near future.”

“The decrease in the Company’s revenue during the half year ended December 31, 2023 was also partially caused by a significant drop in the average selling price of our intelligent pet products and further affected by decreases in sales volume. To counter the effects of weak sales, we are actively focused on expanding our customer base and exploring new markets by developing more new high-tech products to differentiate us from competitors and meet customer demands. In particular, we are targeting younger consumers who show a strong interest in our smart pet products. We are also implementing cost-saving measures to streamline supply chain processes, enhance production efficiency and improve profit margins.”

“We also target to actively seek merger and acquisition opportunities to capitalize on industry challenges and expand our market presence. By acquiring complementary companies, we can strengthen our industrial chain and exercise greater control over manufacturing costs. Through effective cost control we aim to improve sales performance and margins, so to deliver strong return on investment for our valued shareholders in the near future.”

Financial Results for the Half Year Ended December 31, 2023

Revenues decreased by approximately $3.7 million, or 35.8%, to approximately $6.7 million for the six months ended December 31, 2023 from approximately $10.4 million for the same period in 2022. The decrease in revenue was primarily attributable to the significant decrease in sales for both domestic and international markets.

The following table breaks down Dogness’ revenue by product and service type for the six months ended December 31, 2023 and 2022:

	For the six months ended December 31,
	2023	2022
Products and services category	Revenue	Revenue	Variance %
Products
Traditional pet products	$3,601,676	$4,720,547	(23.7)%
Intelligent pet	2,234,220	4,909,115	(54.5)%
Climbing hooks and others	761,742	722,312	5.5%
Total revenue from products	6,597,638	10,351,974	(36.3)%

Services
Dyeing services	77,049	-	-%
Other services	-	46,633	(100.0)%
Total revenue from services	77,049	46,633	65.2%
Total	$6,674,687	$10,398,607	(35.8)%

—	Traditional pet products

Revenue from traditional pet products decreased by $1.1 million or 23.7%, from $4.7 million in the six months ended December 31, 2022, to $3.6 million in the six months ended December 31, 2023. The decline was due to a $0.40 decrease in average selling price per unit.

—	Intelligent pet products

Revenue from intelligent pet products decreased by $2.7 million or 54.5%, from $4.9 million in the six months ended December 31, 2022, to $2.2 million in the six months ended December 31, 2023. The decrease was driven by a $28.40 decrease in average selling price per unit, and more low-value intelligent pet products were sold during the six months ended December 31, 2023, compared to the same period in 2022.

—	Climbing hooks and others

Revenue from climbing hooks and other products increased by $39 thousand from $0.7 million in the six months ended December 31, 2022, to $0.8 million in the six months ended December 31, 2023. The increase was due to a $0.10 increase in average selling price per unit.

—	Dyeing service

For the six months ended December 31, 2023 and 2022, the Company earned approximately $0.1 million and $Nil, respectively, in dyeing service fees.

—	International vs. Domestic sales

International sales decreased by approximately $2.3 million or 33.7%, to $4.5 million for the six months ending December 31, 2023, compared to $6.8 million in the same period in 2022. The decline was primarily driven by a significant drop in the average selling price of intelligent pet products during this period.

Domestic sales decreased by approximately $1.4 million or 39.9%, from approximately $3.5 million for the six months ended December 31, 2022, to approximately $2.1 million for the six months ended December 31, 2023. The decrease was mainly due to a decrease in customer orders caused by intense competition in the domestic market.

Cost of revenues was approximately $5.4 million during the six months ending December 31, 2023, compared to around $7.7 million for the same period in 2022. This decrease was due to a significant drop in the average unit cost of intelligent pet products. The cost of goods sold as a percentage of revenues increased by about 6.5 percentage points, reaching 80.4% for the six months ending December 31, 2023, compared to 73.9% in 2022.

Gross profit decreased by approximately $1.4 million or 51.7%, to about $1.3 million for the six months ending December 31, 2023, compared to around $2.7 million in 2022. This decline was primarily due to the lower average selling price of our intelligent pet products. The overall gross profit margin was 19.6%, a decrease of 6.5 percentage points from the 26.1% margin achieved in 2022.

Total operating expenses decreased by approximately $1.4 million or 21.8%, to about $4.9 million for the six months ending December 31, 2023, compared to around $6.2 million for the same period in 2022.

—	Selling expenses

Selling expenses decreased by approximately $1.0 million or 64.8%, from around $1.5 million to about $0.5 million. The decrease was due to reduced marketing research activities. As a percentage of sales, selling expenses were 7.9% in 2023 and 14.4% in 2022.

—	General and administrative expenses

General and administrative expenses decreased by about $0.3 million or 7.6%, from around $4.2 million to approximately $3.9 million. The decrease was mainly due to lower consultant fees and expenses associated with furnishing the new facility. As a percentage of sales, general and administrative expenses were 58.0% in 2023 and 40.3% in 2022.

—	Research and development expenses

Research and development expenses decreased by $0.1 million or 12.4%, from $0.6 million to approximately $0.5 million. As a percentage of sales, research and development expenses were 7.3% in 2023 and 5.3% in 2022.

Net loss was approximately $3.2 million for the six months ended December 31, 2023, as compared to approximately $3.0 million for the six months ended December 31, 2022. The increased net loss was the result of decreased sales and gross profit, offset by decreased operating expenses as discussed above.

About Dogness

Dogness (International) Corporation was founded in 2003 from the belief that dogs and cats are important, well-loved family members. Through its smart products, hygiene products, health and wellness products, and leash products, Dogness’ technology simplifies pet lifestyles and enhances the relationship between pets and pet caregivers. The Company ensures industry-leading quality through its fully integrated vertical supply chain and world-class research and development capabilities, which has resulted in over 200 patents and patents pending. Dogness products reach families worldwide through global chain stores and distributors. For more information, please visit: ir.dogness.com.

Forward Looking Statements

No statement made in this press release should be interpreted as an offer to purchase or sell any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the “safe harbor” under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding lingering effects of the Covid-19 pandemic on our customers’ businesses and end purchasers’ disposable income, our ability to raise capital on any particular terms, fulfillment of customer orders, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, our ability to realize revenue from expanded operation and acquired assets in China and the U.S., our ability to attract and retain highly skilled professionals, client concentration, industry segment concentration, reduced demand for technology in our key focus areas, our ability to successfully complete and integrate potential acquisitions, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings. These filings are available at www.sec.gov. Dogness may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

For investor and media inquiries, please contact:

Wealth Financial Services LLC

Connie Kang, Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED BALANCE SHEETS

(All amounts in USD)

(Unaudited)

	As of December 31,	As of June 30,
	2023	2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,479,010	$4,483,308
Accounts receivable from third-party customers, net	2,101,516	1,492,762
Accounts receivable from related parties	1,118,431	1,272,384
Inventories, net	3,087,595	2,679,275
Due from related parties	94,281	87,430
Prepayments and other current assets	4,925,636	3,748,955
Advances to supplier- related party	115,863	239,729
Total current assets	13,922,332	14,003,843

NON-CURRENT ASSETS
Property, plant and equipment, net	61,743,326	61,686,849
Operating lease right-of-use lease assets	17,303,060	17,537,096
Intangible assets, net	1,853,039	1,845,006
Long-term investments in equity investees	1,548,800	1,516,900
Deferred tax assets	1,586,428	1,281,634
Total non-current assets	84,034,653	83,867,485
TOTAL ASSETS	$97,956,985	$97,871,328

LIABILITIES
CURRENT LIABILITIES
Short-term bank loans	$705,200	$887,000
Current portion of long-term bank loans	625,274	2,959,918
Accounts payable	1,347,606	895,694
Accounts payable – related parties	-	-
Due to related parties	99,281	85,843
Advances from customers	231,029	121,687
Taxes payable	1,198,575	1,015,444
Accrued expenses and other current liabilities	1,024,780	1,026,218
Operating lease liabilities, current	2,364,014	2,326,162
Total current liabilities	7,595,759	9,317,966

NON-CURRENT LIABILITIES
Long term bank loans	3,855,168	1,595,549
Operating lease liabilities, non-current	11,038,675	10,612,508
Total non-current liabilities	14,893,843	12,208,057
TOTAL LIABILITIES	22,489,602	21,526,023

Commitments and Contingencies (Note 6)

EQUITY
Class A Common shares, no par value, unlimited shares authorized; 1,557,566 and 1,552,762 issued and outstanding as of December 31, 2023 and June 30, 2023, respectively	86,369,647	85,716,578
Class B Common shares, no par value, unlimited shares authorized; 9,069,000 issued and outstanding as of both December 31, 2023 and June 30, 2023	18,138	18,138
Statutory reserve	291,443	291,443
Retained earnings	(2,532,613)	664,004
Accumulated other comprehensive loss	(8,679,275)	(10,345,832)
Equity attributable to owners of the Company	75,467,340	76,344,331

Non-controlling interest	43	974
Total equity	75,467,383	76,345,305

TOTAL LIABILITIES AND EQUITY	$97,956,985	$97,871,328

DOGNESS (INTERNATIONAL) CORPORATION

STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(All amounts in USD)

(Unaudited)

	For The Six Months Ended December 31,
	2023	2022

Revenues–third party customers	$6,573,379	$9,388,291
Revenues – related parties	101,308	1,010,316
Total Revenues	6,674,687	10,398,607

Cost of revenues – third party customers	(5,280,923)	(7,012,038)
Cost of revenues – related parties	(82,835)	(671,876)
Total Cost of revenues	(5,363,758)	(7,683,914)
Gross Profit	1,310,929	2,714,693

Operating expenses:
Selling expenses	529,021	1,501,469
General and administrative expenses	3,873,442	4,192,810
Research and development expenses	485,849	554,393
Total operating expenses	4,888,312	6,248,672

Loss from operations	(3,577,383)	(3,533,979)

Other income (expense):
Interest expense, net	(113,690)	(100,255)
Foreign exchange transaction gain	32,469	76,962
Other income, net	80,891	64,719
Rental income from related parties, net	148,406	165,656
Total other income, net	148,076	207,082

Loss before income taxes	(3,429,307)	(3,326,897)
Income taxes benefit	(231,756)	(315,036)
Net loss	(3,197,551)	(3,011,861)
Less: net loss attributable to non-controlling interest	(934)	(57,103)
Net loss attributable to Dogness (International) Corporation	(3,196,617)	(2,954,758)

Other comprehensive loss
Foreign currency translation	1,666,560	(2,326,099)
Comprehensive loss	(1,530,991)	(5,337,960)
Less: comprehensive loss attributable to non-controlling interest	(931)	(66,346)
Comprehensive loss attributable to Dogness (International) Corporation	$(1,530,060)	$(5,271,614)

Loss Per share
Basic	$(0.30)	$(0.28)
Diluted	$(0.30)	$(0.28)

Weighted Average Shares Outstanding
Basic	10,622,663	10,580,323
Diluted	10,622,663	10,580,323

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in USD)

(Unaudited)

	For The Six Months Ended December 31,
	2023	2022

Cash flows from operating activities:
Net loss	$(3,197,551)	$(3,011,861)
Adjustments to reconcile loss income to net cash provided by operating activities:
Depreciation and amortization	1,414,937	1,553,520
Share-based compensation for services	399,470	18,583
Gain from disposal of property, plant and equipment	(9,845)	-
Change in bad debt allowance	111,105	-
Deferred tax benefit	(275,121)	(336,131)
Accrued interest income	-	(97,622)
Amortization of right-of-use lease assets	591,705	408,602
Warrants modification	239,308	-
Changes in operating assets and liabilities:
Accounts receivable	(682,445)	(37,436)
Accounts receivable-related parties	177,374	(445,099)
Inventories	(359,976)	(630,430)
Prepayments and other current assets	(1,080,158)	(589,816)
Advances to supplier-related party	126,527	(102,305)
Accounts payables	425,101	291,728
Accounts payables-related party	-	(370,662)
Accrued expenses and other current liabilities	16,516	(156,628)
Advance from customers	104,887	182,887
Operating lease liabilities	188,379	(1,320,452)
Taxes payable	159,612	220,999
Net cash used in operating activities	(1,650,175)	(4,422,123)

Cash flows from investing activities:
Purchase of property, plant and equipment	(294,828)	(1,084,008)
Proceeds from disposition of property, plant and equipment	56,000	-
Proceeds upon maturity of short-term investments	-	(10,374,920)
Net cash used in investing activities	(238,828)	(11,458,928)

Cash flows from financing activities:
Net proceeds from exercise of warrants	15,101	-
Reverse split shares	(810)
Proceeds from short-term bank loans	691,000	400,000
Repayment of short-term bank loans	(885,800)	(50,000)
Proceeds from long-term bank loans	2,625,800	-
Repayment of long-term bank loans	(2,793,472)	(447,438)
Proceeds from related-party loans	6,498	585,157
Net cash (used in) provided by financing activities	(341,683)	487,719

Effect of exchange rate changes on cash and restricted cash	226,388	(489,499)
Net decrease in cash and cash equivalents	(2,004,298)	(15,882,831)
Cash and cash equivalents, beginning of period	4,483,308	16,605,872
Cash and cash equivalents, end of period	$2,479,010	$723,041

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$154,884	$208,134

Non-Cash Investing Activities
Right-of-assets obtained in exchange for operating lease obligations	$-	$14,939,726
Reduction of construction-in-progress through accounts payable and other payable	$(40,251)	$-
Prepaid share-based compensation for services	$(223,000)	$315,917